The New Ireland Fund, Inc.

One Boston Place

201 Washington Street, 36th Floor

Boston, MA 02108

September 15, 2017

VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	The New Ireland Fund, Inc. - Request for Withdrawal of Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-203194 and 811-05984)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), The New Ireland Fund, Inc. (the “Fund”) hereby requests the withdrawal of Post-Effective Amendment No. 1 (Accession No. 0001571049-17-007335) to its registration statement on Form N-2 (File Nos. 333-203194 and 811-05984), together with all exhibits filed therewith, filed on August 9, 2017 (the “Amendment”).

The Amendment was filed for the purpose of updating certain information in the registration statement, which related to the issuance and sale by the Fund of shares of common stock from time to time pursuant to Rule 415 of the General Rules and Regulations promulgated under the Securities Act of 1933. However, subsequent to the filing of the Amendment, the Fund filed a new registration statement on Form N-2 (File Nos. 333-220436 and 811-05984) which supersedes the prior registration statement. The Amendment was not declared effective and no securities have been issued or sold in connection with the Amendment.

Sincerely,

THE NEW IRELAND FUND, INC.

By:	/s/ Lelia Long
Name:	Lelia Long
Title:	Treasurer